UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended March 31, 2002





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
                                _
  (Name of registered holding company and address of principal executive offices)

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ITEM 1 - ORGANIZATION CHART

  Name of    Energy or                               Percentage
 reporting      gas       Date of       State of     of voting
  company     related   organization  organization   securities    Nature of
              company                                   held       business

Entergy      Energy    November 3,      Delaware       a 100%    Holding
Holdings,    related   1997                            owned     company
Inc. (EHI)   business                                subsidiary  investing in
                                                     of Entergy  miscellaneous
                                                    Corporation  energy
                                                                 related
                                                                 companies.

Entergy      Energy    January 28,      Delaware       a 100%    Production,
Thermal,     related   1999                            owned     sale, and
LLC          business                                subsidiary  distribution
(Entergy                                               of EHI    of thermal
Thermal)                                                         energy
                                                                 products.

Entergy      Energy    January 28,      Delaware       a 100%    Energy
Business     related   1999                            owned     management
Solutions,   business                                subsidiary  services.
LLC (EBS)                                              of EHI

Entergy      Energy    February 25,      Delaware      a 100%    Holding
Power        related   1999                            owned     company
Holdings     business                                subsidiary  investing in
USA                                                  of Entergy  qualifying
Corporation                                         Corporation  facilities.
(EPH)

Entergy      Energy    February 25,     Delaware       a 100%    Development
Power RS     related   1999                            owned     and ownership
Corporation  business                                subsidiary  of qualifying
(EPRS)                                                 of EPH    facilities.

TLG          Energy    December 30,    Connecticut     a 100%    Provide field
Services,    related   1986                            owned     services for
Inc. (TLG)   business                                subsidiary  the
                                                     of Entergy  decommissioni
                                                      Nuclear,   ng of fossil
                                                        Inc.     and nuclear
                                                                 plants

Entergy      Energy    August 30,         Texas        a 99%     Provide
Solutions    related   2000                           limited    competitive
Ltd.         business                                 partner    energy
(ESLTD)                                               interest   service and
                                                      held by    electric
                                                      Entergy    sales
                                                       Retail
                                                      Holding
                                                    Company and
                                                        a 1%
                                                      general
                                                      partner
                                                      interest
                                                      held by
                                                      Entergy
                                                       Retail
                                                    Texas, Inc.


 ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of    Energy or                                  Percentage
 reporting      gas         Date of        State of     of voting
  company     related    organization    organization   securities  Nature of
              company                                      held     business

Entergy-     Energy    January 25, 2001    Delaware      a 49.5%    Energy
Koch         related                                     limited    marketing
Trading, LP  business                                    partner    and
(EKTLP)                                                  interest   brokering.
                                                        and a 0.5%
                                                         general
                                                         partner
                                                        interest,
                                                         in each
                                                           case
                                                        indirectly
                                                         held by
                                                         Entergy
                                                          Power
                                                       Internation
                                                        al Holding
                                                          Corp.

EWO GP LLC   Energy    October 30, 2000    Delaware       a 100%    Holding
(EWOGP)      related                                      owned     company
             business                                   subsidiary  investing in
                                                          of EWO    energy
                                                        Marketing   commodity
                                                         Holding,   brokering
                                                           LLC      and related
                                                                    services.

EWO          Energy    October 30, 2000    Delaware       a 99%     Energy
Marketing,   related                                     limited    marketing
L.P. (EWOM)  business                                    partner    and
                                                         interest   brokering.
                                                       held by EWO
                                                        Marketing
                                                         Holding,
                                                        LLC and a
                                                        1% general
                                                         partner
                                                         interest
                                                       held by EWO
                                                          GP LLC

Entergy      Energy    March 5, 2001         Texas        a 99%     Price-to-
Solutions    related                                     limited    Beat retail
Select Ltd.  business                                    partner    electric
(ESSL)                                                   interest   provider
                                                         held by
                                                       Entergy PTB
                                                         Holding
                                                       Company and
                                                           a 1%
                                                         general
                                                         partner
                                                         interest
                                                         held by
                                                         Entergy
                                                        Select LLC

ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of    Energy or                              Percentage
 reporting      gas       Date of       State of     of voting
  company     related   organization  organization  securities    Nature of
              company                                  held       business

Entergy      Energy    June 5, 2001       Texas        a 99%    Provider of
Solutions    related                                  limited   Last Resort
Essentials   business                                 partner   retail
Ltd. (ESEL)                                          interest   electric
                                                      held by   provider
                                                      Entergy
                                                        PTB
                                                      Holding
                                                      Company
                                                     and a 1%
                                                      general
                                                      partner
                                                     interest
                                                      held by
                                                      Entergy
                                                    Select LLC

Entergy      Energy    July 16, 2001    Delaware      a 100%    Production,
Thermal-     related                                   owned    sale, and
UNO, LLC     business                               subsidiary  distribution
(Entergy                                            of Entergy  of thermal
Thermal-                                           Corporation  energy
UNO)                                                            products.

Entergy      Energy    February 15,     Delaware      a 100%    Holding
Nuclear PFS  related   2002                            owned    company for
Company      business                               subsidiary  investment in
(ENPFS)                                             of Entergy  Private Fuel
(new)                                                Nuclear,   Storage, LLC
                                                       Inc.

Private      Energy    February 21,     Delaware      a 9.9%    Development,
Fuel         related   2002                           Class A   ownership,
Storage LLC  business                                 member    and operation
(Private                                             interest   of a spent
Fuel                                                  held by   nuclear fuel
Storage)                                               ENPFS    storage
(new)                                                           facility

Tradespark   Entergy   -                Delaware      a 5.53%   Electronic
(new)        related                                  limited   commodity
             business                                 partner   marketplace
                                                     interest   for North
                                                    indirectly  America
                                                      held by   wholesale
                                                       EKTLP    transactions
                                                                in physical
                                                                and financial
                                                                products.

EHI Activities
      During the quarterly period ended March 31, 2002, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During  the quarterly period ended March 31, 2002,  Entergy
Thermal  operated a district cooling and heating  system  in  New
Orleans, Louisiana.

EBS Activities
      During  the quarterly period ended March 31, 2002, EBS  was
inactive,  but  in  the  future  intends  to  engage  in   energy
management services.

EPH Activities
      During the quarterly period ended March 31, 2002, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory
Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended March 31, 2002, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate, a 425 MW cogeneration facility in Louisiana which is a QF under PURPA.

TLG Activities
      During the quarterly period ended March 31, 2002, TLG provided field services in decontamination, decommissioning, radiological health and safety, industrial safety, radiological and hazardous/toxic waste management and disposal.

ESLTD Activities
     ESLTD is currently serving 1,900 pilot customer in the ERCOT market in Texas. ESLTD is purchasing power on the ERCOT imbalance market for its Texas Pilot customers. During the quarterly period ended March 31, 2002, ESLTD had immaterial revenues.

EKTLP Activities
      During the quarterly period ended March 31, 2002, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities
      During the quarterly period ended March 31, 2002, EWO acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended March 31, 2002, EWOM engaged in the business of managing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESSL Activities
      During the quarterly period ended March 31, 2002, ESSL was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESEL Activities
      During the quarterly period ended March 31, 2002, ESEL was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities
      During  the quarterly period ended March 31, 2002,  Entergy
Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.

ENPFS Activities
      During the quarterly period ended March 31, 2002, ENPFS was formed to hold Entergy's 12.9% member interest in Private Fuel
Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities
      During  the quarterly period ended March 31, 2002,  Private
Fuel  Storage continued efforts relating to obtaining  a  Nuclear
Regulatory Commission license for the proposed spent nuclear fuel storage facility.

Tradespark
     Electronic commodity marketplace for North America wholesale transactions in physical and financial products.


ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

Company   Type of   Principal            Cost of  Person  Collateral  Considera-
issuing   security  amount of  Issue or  capital  to whom   given     tion
security   issued   security   renewal            security  with      received
                                                     was    security  for each
                                                   issued             security

 ENPFS     Common      N/A      Issue      N/A     Entergy     N/A      $1.00
           Stock                                  Nuclear,               per
                                                    Inc.                share

                                                                       $1,000


                                       Company             Amount of
                                      receiving             capital
 Company contributing capital          capital            contribution

Entergy Retail Holding Company          ESLTD               $  990,000

  Entergy Retail Texas, Inc.            ESLTD               $   10,000

 Entergy PTB Holding Company             ESSL               $1,732,500

      Entergy Select LLC                 ESSL               $   17,500

     Entergy Corporation                 EHI                $  300,000

             EHI                         EBS                $  100,000

    Entergy Nuclear, Inc.                TLG                $2,750,000

    Entergy Nuclear, Inc.               ENPFS               $  627,366

            ENPFS                Private Fuel Storage       $  628,366

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associate Companies

Reporting  Associate
 company    company     Types of                Indirect
rendering  receiving    services      Direct     costs    Cost of     Total
services   services     rendered      costs     charged   capital     amount
                                     charged                          billed
   EHI        EBS     Professional   $(6,442)     -0-       N/A      $(6,442)
                      services and
                      back office
                        support

   EHI      Entergy     Same as      $(15,033)    -0-       N/A      $(15,033)
            Thermal      above


Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies

 Associate    Reporting
  company      company     Types of     Direct    Indirect            Total
 rendering    receiving    services     costs     costs    Cost of    amount
  services    services     rendered     charged   charged  capital    billed

  Entergy        EHI     Professional  $ 49,133     $-0-     N/A     $ 49,133
Enterprises,             services and
    Inc.                 back office
   (EEI)                   support

    EEI        Entergy   Same as       $ 89,584     $-0-     N/A     $ 89,584
               Thermal   above

    EEI          EBS     Same as       $  5,576     $-0-     N/A     $  5,576
                         above

    EEI         ESSL     Same as       $960,952     $-0-     N/A     $960,952
                         above

    EEI         ESEL     Same as       $  6,696     $-0-     N/A     $  6,696
                         above

    EEI         ESLTD    Same as       $703,577     $-0-     N/A     $703,577
                         above

    EEI         EPRS     Same as       $109,484     $-0-     N/A     $109,484
                         above

    EEI         EWOM     Same as       $189,927     $-0-     N/A     $189,927
                         above

    EEI          TLG     Same as       $ 57,114     $-0-     N/A     $ 57,114
                         above
Part II - Transactions Performed by Associate Companies on Behalf
               of Reporting Companies - Continued

 Associate   Reporting
  company     company   Types of               Indirect
 rendering   receiving  services     Direct     costs   Cost of     Total
 services    services   rendered     costs     charged  capital     amount
                                    charged                         billed

  Entergy      ESLTD    Same as    $  7,046      $-0-     N/A     $  7,046
 Solutions              above
Management
 Services
    LLC

  Entergy      ESSL     Same as    $134,586      $-0-     N/A     $134,586
 Solutions              above.
Management
 Services
    LLC

  Entergy      ESLTD    Same as    $(15,607)     $-0-     N/A     $(15,607)
 Solutions              above
Supply LTD.

  Entergy      ESSL     Same as    $495,709      $-0-     N/A     $495,709
 Solutions              above
Supply LTD.

  Entergy      ESLTD    Same as    $(45,257)     $-0-     N/A     $(45,257)
  Retail                above
Texas, Inc.

  Entergy      ESSL     Same as    $ (6,783)     $-0-     N/A     $ (6,783)
  Retail                above
Texas, Inc.

  Entergy       TLG     Same as    $359,042      $-0-     N/A     $359,042
  Nuclear               above
Operations,
   Inc.

  Entergy       TLG     Same as    $318,601      $-0-     N/A     $318,601
 Nuclear,               above
   Inc.

  Entergy      EPRS     Same as    $  1,090      $-0-     N/A     $  1,090
   Power                above
Operations
U.S., Inc.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of      $16,385,044,000    Line 1
    March 31, 2002
  Total capitalization multiplied by 15%         2,457,756,600    Line 2
    (line 1 multiplied by 0.15)
  Greater of $50 million or line 2               2,457,756,600    Line 3

  Total current aggregate investment:
     Energy marketing and brokering (ESLTD, EKTLP,
       EWO, EWOM, ESSL, Tradespark, and ESEL)      335,974,092
     Energy related technical and similar services
       (EHI, Entergy Thermal, Entergy Thermal -
       UNO, EBS, and TLG)                           57,872,121
     Development and ownership of QFs (EPH and
       EPRS)                                        30,207,000
     Ownership, operation, and servicing of fuel
       procurement, transportation handling, and
       storage facilities (ENPFS and Private Fuel
       Storage)                                        628,366
                                                 -------------
      Total current aggregate investment*          424,681,579    Line 4
                                                 -------------
Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered
holding company system (line 3 less line 4)     $2,033,075,021    Line 5
                                                ==============


ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
      N/A             -0-              -0-             N/A

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits

     1. Certificate of filing of Form U-9C-3 for the 4th Quarter of 2001 with interested state commissions and municipal regulator.


                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                  Senior Vice President and Chief
                                        Accounting Officer


Dated:  May 29, 2002

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